Filed Pursuant to Rule 497(a)
File No. 033-52970
Rule 482ad

JOHNSON
INVESTMENT COUNSEL

PORTFOLIO CONSTRUCTION & ASSET ALLOCATION

FOURTH QUARTER 2022

JOHNSON INVESTMENT COUNSEL

OUR PHILOSOPHY

JOHNSON INVESTMENT COUNSEL

OUR INVESTMENT MANAGEMENT RESPONSIBILITY

- Be prudent stewards of our clients' capital
- Preserve and build wealth over time
- Maximize total returns at an acceptable level of risk
- Never risk everything on any one market forecast

1. We focus on long-term performance
2. We will not outperform every year
3. The key to #1 is being prepared for #2

THE STOCK MARKET IS RELIABLY POSITIVE OVER THE LONG-TERM

- Market returns vary widely in the short-term but become more predictable over long periods.
- Maintaining a long-term focus reduces the risk of negative returns. There has never been a negative 30-year period for the S&P 500.

Distribution of Stock Market Returns Since 1950


150%
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
61.2%
13.1%
-43.3%
33.3%
11.9%
-16.1%
29.6%
11.6%
-6.6%
22.1%
11.5%
-3.4%
14.5%
11.1%
6.6%
1-Year
3-Year
5-Year
10-Year
30-Year
Maximum
Minimum
Average

SOURCE: BLOOMBERG, DATA AS OF 12/31/2021

TO PARTICIPATE IN LONG-TERM RETURNS, INVESTORS MUST SUCCESSFULLY NAVIGATE MARKET DRAWDOWNS

- Despite an average positive return of 11.4% per year, the average intra-year decline of the S&P 500 is 14%.
- On average, a 10% or greater decline in the S&P 500 occurs every 19 months.

Stock Market Performance vs. Intra-Year Declines


4,000
3,000
2,000
1,000
0
S&P 500 PRICE LEVEL
0.0%
-15.0%
-30.0%
-45.0%
-60.0%
DRAWDOWN
17%
-17%
-13%
-8%
-34%
-8%
-20%
-6%
-9%
-8%
-19%
-17%
-34%
-14%
-7%
-10%
-49%
-28%
-19%
-6%
-12%
-3%
-20%
-7%
-34%
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
S&P 500 (Left)
Intra-Year Drop % (Right)

SOURCE: BLOOMBERG, DATA AS OF 12/31/2020

MARKET TIMING IS NOT A RELIABLE RISK MITIGATION TOOL

- Attempting to time the market is difficult and dangerous.
- Successfully timing the market requires both a well-timed exit and a well-timed re-entry.
- Missing out on the late stages of a bull market can be more costly than participating in a bear market.

Median Return Leading Up To and Following Equity Market Peaks


38.79%
19.38%
12.32%
9.04%
-8.73%
-10.71%
-10.87%
2.03%
24 Month Prior
12 Months Prior
6 Months Prior
3 Months Prior
3 Months After
6 Months After
12 Months After
24 Months After

SOURCE: BLOOMBERG, DATA AS OF 12/31/2021

NOTE: CHART IS BASED ON RETURN DATA FROM 9 BEAR MARKETS FROM 1950-2022. A BEAR MARKET IS DEFINED AS A DECLINE OF 20% OR MORE IN THE S&P 500 BENCHMARK PRICE.

JOHNSON INVESTMENT COUNSEL

THE BEST PATH TO RELIABLE DOWNSIDE PROTECTION IS THROUGH OWNING HIGH QUALITY SECURITIES

- A better approach to managing risk in portfolios is owning high-quality securities throughout the cycle.
- The timing of market declines is unpredictable, but the relative performance of the best securities in a downturn is consistent.

On average, the Johnson 60/40 portfolio has outperformed by 122 bps during turbulent quarters.



Performance During 10 Worst Quarters Since 2006
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
1.22%
Q4 2008
Q2 2022
Q1 2020
Q4 2018
Q3 2011
Q1 2009
Q2 2010
Q3 2008
Q1 2022
Q1 2008
Average
Market Index 60/40 Portfolio
Johnson 60/40 Portfolio (Net)
Differential

SOURCE: ZEPHYR DATA AS OF 12/31/2022

NOTE: JOHNSON 60/40 PORTFOLIO MADE UP OF JEQIX AND JIBFX, MARKET INDEX MADE UP OF S&P 500 AND BLOOMBERG US AGGREGATE; INFORMATION ABOUT INDICES IS PROVIDED TO ALLOW FOR COMPARISON OF THE PERFORMANCE OF JOHNSON PORTFOLIO TO THAT OF THE MARKET INDEX MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE. THERE IS NO REPRESENTATION THAT SUCH INDICES ARE AN APPROPRIATE BENCHMARK FOR SUCH COMPARISON. YOU CANNOT INVEST DIRECTLY IN AN INDEX, WHICH ALSO DOES NOT TAKE INTO ACCOUNT TRADING COMMISSIONS AND COSTS. THE VOLATILITY OF INDICES MAY BE MATERIALLY DIFFERENT FROM THE PERFORMANCE OF THE JOHNSON PORTFOLIO. IN ADDITION, JOHNSON'S RECOMMENDATIONS MAY DIFFER SIGNIFICANTLY FROM THE SECURITIES THAT COMPRISE THE INDICES.

JOHNSON INVESTMENT COUNSEL

QUALITY SECURITIES ALLOW FOR A GROWTH-ORIENTED ASSET ALLOCATION

- Asset allocation is a key driver of long-term investor success.
- By reducing risk through the ownership of high-quality securities, investors can maintain a higher allocation to the stock market over time.



Risk Return Comparison
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
Annualized Return
8.75%
9.00%
9.25%
9.50%
9.75%
10.00%
10.25%
Risk (Standard Deviation)



Maximum Drawdown
0%
-10%
-20%
-30%
-40%
-26.38%
-27.78%
-32.54%

Quality securities provide downside protection in the worst market environments.

	Return	Standard Deviation	Sharpe Ratio	Max Drawdown
Johnson 60/40 Portfolio (Net)	7.30%	9.16%	0.67	-26.38%
Johnson 63/37 Portfolio (Net)	7.46%	9.55%	0.66	-27.78%
Market Index 60/40 Portfolio	6.87%	9.71%	0.59	-32.54%

SOURCE: ZEPHYR DATA AS OF 12/31/2022

NOTE: JOHNSON PORTFOLIOS MADE UP OF JEQIX AND JIBFX, MARKET INDEX PORTFOLIO MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE INDEX; RETURN SEQUENCE FROM 1/1/2006 (JEQIX INCEPTION) TO 6/30/2021; INFORMATION ABOUT INDICES IS PROVIDED TO ALLOW FOR COMPARISON OF THE PERFORMANCE OF JOHNSON PORTFOLIO TO THAT OF THE MARKET INDEX MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE. THERE IS NO REPRESENTATION THAT SUCH INDICES ARE AN APPROPRIATE BENCHMARK FOR SUCH COMPARISON. YOU CANNOT INVEST DIRECTLY IN AN INDEX, WHICH ALSO DOES NOT TAKE INTO ACCOUNT TRADING COMMISSIONS AND COSTS. THE VOLATILITY OF INDICES MAY BE MATERIALLY DIFFERENT FROM THE PERFORMANCE OF THE JOHNSON PORTFOLIO. IN ADDITION, JOHNSON'S RECOMMENDATIONS MAY DIFFER SIGNIFICANTLY FROM THE SECURITIES THAT COMPRISE THE INDICES.

JOHNSON
INVESTMENT COUNSEL

RECESSIONARY MARKET DECLINES WARRANT ADDITIONAL RISK CONTROL

- In most environments, quality securities give sufficient protection to weather difficult markets.
- Not all volatility is the same; recessions lead to bear markets.
- Recessionary periods have historically been much more detrimental to portfolios and warrant adjustments at the asset allocation level.

Historically, recessionary drawdowns have been much more severe than non-recessionary market pullbacks.



Average Peak-to-Trough Decline
Max Drawdown
Recessionary
Non-recessionary
Recessionary
Non-recessionary
0%
-10%
-20%
-30%
-40%
-50%
-60%
-31%
-15%
-55%
-33%



Average Time to Recover (Months)
Max Recover Time (Months)
60
50
40
30
20
10
0
20
6
54
24

At the same time, the market has typically recovered more quickly coming out of non-recessionary pullbacks.

SOURCE: BLOOMBERG, JOHNSON ASSET MANAGEMENT; S&P 500 PERFORMANCE DATA FROM 12/31/1965 – 12/31/2021

RECESSIONS ARE UNPREDICTABLE, BUT THERE ARE NORMALLY WARNING SIGNS

- We monitor economic data to determine when recessions are more likely; our proprietary multifactor model has been a strong indicator of recession risk.
- When market volatility increases in tandem with recession risk, we are likely to move more conservative in asset allocation.

Johnson Asset Management Recession Probability Model


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
62.28%
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Recession
Recession Probability
40% Odds

SOURCE: BLOOMBERG, JOHNSON ASSET MANAGEMENT, DATA AS OF 12/31/2022 (SOME MODEL INPUTS AS OF 11/30/2022).

JOHNSON
INVESTMENT COUNSEL

OUR PROCESS

JOHNSON
INVESTMENT COUNSEL

JOHNSON INVESTMENT RESEARCH TEAMS

Portfolio Strategy Team

- **Charles Rinehart, CFA, CAIA, Chief Investment Officer**
- Michael Leisring, CFA, Chief Investment Officer – Fixed Income
- Jason Jackman, CFA, President – Johnson Investment Counsel
- Bret Parrish, CFA, President – JIC Private Client Group
- Fred Brink, CFA, CFP ®, President – Johnson Asset Management
- Brian Kute, CFA, Director of Research
- Michael Jordan, CFA, CFP ®, Managing Director
- Chad Maggard, CFA, Managing Director

Individual Stock Selection

Brian Kute, CFA
Charles Rinehart, CFA, CAIA
Bryan Andress, CFA
Chris Godby, CFA
Bill Jung, CFA
Bret Parrish, CFA
Joe Abbott, CFA
Eric Bachus, CFA
Zach Berohn
Chris Gray

Research Strategy Teams

Equity		Fixed Income
Charles Rinehart, CFA, CAIA	Bill Jung, CFA - Large Cap	**Michael Leisring, CFA**
Brandon Zureick, CFA - Economics	Joe Abbott, CFA - International	Jason Jackman, CFA
Max Monk, CFA - Infrastructure	David Christian CFA, CFP® - Portfolio Construction	Ryan Martin, CFA
Emilia Connor-Brady, CFA - Private Assets	Alex Wertz, CFP® - Communications	David Theobald, CFA
Michael Timm, CFA, CFP® – Private Assets	Landon Peterson - Communications	Brandon Zureick, CFA
Eric Bachus, CFA - Portfolio Construction		Emilia Connor-Brady, CFA
		Kristen Curtiss, CFA
		Alex Wirt, CFP®

JOHNSON
INVESTMENT COUNSEL

OUR PORTFOLIO CONSTRUCTION PROCESS

- Before any investment is made, it moves through a multi-step process guided by our investment discipline.
- Our team-based approach enables our Portfolio Managers to tailor our institutional investment research to accomplish your personalized goals.


Individual Security & Fund Research
Individual research analysts, true subject matter experts, evaluate individual securities and funds, with a focus on quality
Equity Strategy Team & Bond Strategy Team
Specialized teams debate analyst recommendations and evaluate the attractiveness of competing opportunities
Portfolio Strategy Team
Our most senior investment professionals evaluate asset allocation recommendations to ensure risk and return are optimized at the portfolio level
Portfolio Manager
Your portfolio manager tailors our firm's best thinking to fit your specific objectives

JOHNSON ASSET MANAGEMENT AWARD WINNING FUNDS

» Johnson has had multiple funds win Lipper awards for strong performance in their respective peer groups.

- The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.

- The Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best fund over 3 years" AND "Best fund over 5 years" for Institutional Mutual Funds.

These honors are given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and ten-years relative to their peers. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and ten-year periods.


REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES
Johnson Equity Income Fund
Johnson Investment Counsel Inc
Best Fund over 5 Years
Equity Income Funds
Robert Jenkins
HEAD OF RESEARCH
Pradeep Menon
MANAGING DIRECTOR,
GLOBAL HEAD OF INVESTING
AND ADVISORY
REFINITIV

NOTE: THE REFINITIV LIPPER FUND AWARDS, GRANTED ANNUALLY, HIGHLIGHT FUNDS AND FUND COMPANIES THAT HAVE EXCELLED IN DELIVERING CONSISTENTLY STRONG RISK-ADJUSTED PERFORMANCE RELATIVE TO THEIR PEERS. THE REFINIITV LIPPER FUND AWARDS ARE BASED ON THE LIPPER LEADER FOR CONSISTENT RETURN RATING, WHICH IS A RISK-ADJUSTED PERFORMANCE MEASURE CALCULATED OVER 36, 60 AND 120 MONTHS. THE FUND WITH THE HIGHEST LIPPER LEADER FOR CONSISTENT RETURN (EFFECTIVE RETURN) VALUE IN EACH ELIGIBLE CLASSIFICATION WINS THE REFINITIV LIPPER FUND AWARD. FOR MORE INFORMATION, SEE LIPPERFUNDAWARDS.COM. ALTHOUGH REFINITIV LIPPER MAKES REASONABLE EFFORTS TO ENSURE THE ACCURACY AND RELIABILITY OF THE DATA CONTAINED HEREIN, THE ACCURACY IS NOT GUARANTEED BY REFINITIV LIPPER. THE AWARD MAY NOT BE REPRESENTATIVE OF EVERY CLIENT'S EXPERIENCE. THE AWARD IS NOT INDICATIVE OF FUTURE PERFORMANCE AND THERE IS NO GUARANTEE OF FUTURE INVESTMENT SUCCESS.

JOHNSON INVESTMENT COUNSEL

THOROUGH OUTSIDE MANAGER DUE DILIGENCE

- We are committed to providing best-in-class investment solutions to our clients, whether internally or externally managed.
- We apply the same quality-oriented investment discipline to our evaluation of external partners.
- Our portfolio strategy team follows an analytical screening process which identifies the world's best investment managers through a mixture of quantitative screening and qualitative analysis.
- We maintain total independence throughout due diligence and monitoring process.

Capital Market Expectations

- Independent analysis helps us identify the most attractive markets and asset classes around the globe
- When our capital market expectations highlight an opportunity, we survey the entire landscape of both internal and external capabilities to provide best-in-class teams that will implement our ideas

Quantitative Screening

- We search multiple databases for the managers with the best track records
- Performance is measured on a risk-adjusted basis vs the benchmark
- We prioritize managers that consistently deliver on expectations and exclude those with a few good years of outsized results

Qualitative Due Diligence

- We conduct multiple rounds of interviews with portfolio managers and research analysts investigating investment philosophy, firm culture, portfolio construction, industry experience and incentive structures
- We emphasize consistent investment disciplines and repeatable processes over year-to-year results

Portfolio Monitoring

- We review external factors such as general economic indicators and financial markets to ensure the manager's performance is consistent with our expectations
- We continue to monitor the manager's investment process to ensure decisions are compatible with client objectives

Our scale enables us to provide favorable terms for our clients when making fund selection decisions

SAMPLE PORTFOLIO: IN-HOUSE VS. EXTERNALLY MANAGED

- We leverage a combination of our in-house asset management expertise as well as best in class external managers, leveraging our firm scale for cost savings and portfolio efficiency.
- Our internal capabilities ensure a single fee layer for the majority of the portfolio.

Legend:
- Johnson Managed Individual Securities
- Johnson Managed Mutual Funds
- Externally Managed Mutual Funds/ETFs

Equity		Fixed Income		Real Assets	Alternatives	Cash & Equivalents
Individual Stocks	Johnson Equity Income Fund	Individual Corporate Bonds	Individual Municipal Bonds	Real Estate	High Yield Bonds	Money Market Funds
Johnson Opportunity Fund	Mid Cap	Johnson Fixed Income Fund	Johnson Municipal Income Fund	Infrastructure	Absolute Return	
Small Cap	International					
Johnson International Fund						

Across Large Cap, Fixed Income and Mid Cap, over 80% of the sample portfolio is managed by our in-house investment management teams

Sample Johnson Balanced Portfolio



Fixed Income - 40%
Large Cap - 40%
Mid Cap - 1.5%
SMID Cap - 1.5%
Small Cap - 4.0%
International - 10.0%
Real Estate - 1.0%
Infrastructure - 2.0%

JOHNSON
INVESTMENT COUNSEL

MARKET OUTLOOK

JANUARY 2023

MARKET AND ECONOMIC OVERVIEW

- Investors will look back on 2022 as a historic year in the markets. In fact, 2022 marked the worst year in recorded history for the U.S. bond market and the 7th worst year for the U.S. stock market. While Q4 saw both stocks and bonds rally, the S&P 500 ended 2022 down -18.11% and the Bloomberg US Aggregate index finished down an astonishing -13.01%. As a result, 2022 was the worst year since 2008 for the "60/40 portfolio".

- The primary driver of markets throughout 2022 was the extraordinary pace at which the Federal Reserve embarked upon hiking interest rates. Entering the year, economists estimated the Fed might hike anywhere from one to five 25 bps increments, however the Fed Funds rate ended 2022 at 4.25%, equivalent to seventeen 25 Bps hikes during the year. The Fed was forced to take such dramatic action by continuing elevated and persistent inflation levels. Headline CPI peaked at 9% year-over-year in June, while Core CPI reached 6.7% in September, their highest levels in decades. Both measures did begin to cool in Q4 with Headline falling to 6.5% and Core to 5.7% by the end of the year. While there are sings inflation is falling, overall levels remain much higher than the Fed's 2.0% target and will take time to move toward that level. The tenor of the discussion around inflation has turned from how aggressively the Fed will continue, to when the Fed might pause or stop raising interest rates, as the market now expects a lower terminal rate than the Fed itself forecasts.

- As the effects of policy tightening settle in, leading economic indicators are flashing warning signs. The housing market has slowed to levels not seen since the 2008 financial crisis, and the Conference Board LEI measure fell -4.5% in November. While leading economic activity measures are slowing dramatically, the labor market remains relatively stable. Job openings have come down and employment numbers are slowing, however the Fed continues to look at labor tightness as a sign that the economy can handle an ongoing restrictive policy stance. That said, the lagged effects of monetary tightening continue to work their way through the economy, and we are watching closely for signs of further slowdown.

- Rising interest rates had cascading effects across financial markets in 2022. The stock market had a roller coaster year, primarily driven by the contraction in price multiples. Higher valuation growth stocks were hit hard, with many of the pandemic era darling stocks down well over 50% from their highs. The Energy sector was the loan standout, returning over 60% with higher oil prices and energy scarcity in 2022. While equity market performance was driven by multiple contraction, high nominal growth was a tailwind for corporate earnings, which were positive for the year. We are monitoring fundamental economic activity and individual company guidance closely, as 2023 earnings estimates are being revised lower.

- The dramatic increase in interest rates, both in level and rate of change, ravaged Fixed Income markets in 2022. Starting from historically low yield levels, bonds had very little income generation to shield portfolios from the negative price returns that result from higher rates. There was no place to hide as U.S. treasuries, investment grade corporates, and high yield all saw double digit negative returns. That said, the outlook for Fixed Income returns has improved dramatically as higher rates are beneficial to long-term investors. Because income is the primary driver of returns in a bond portfolio, the self-healing nature of bonds grows with portfolio yields, setting fixed income markets up to see stronger returns going forward. Additionally, Johnson's quality-focused credit selection process remains important in navigating markets with significant uncertainty around the economy and markets ahead.

- 2022 was undoubtedly a challenging year for investment portfolios, as asset allocation did not provide the benefit that we have come to expect over the history of markets. It is in times like these that we lean on the principles of our quality-oriented investment discipline to provide clients with peace of mind. 2022 was a reminder that quality security selection can provide relative downside protection in even the most difficult markets. As we continue to monitor markets and economic activity, we remain committed to that discipline across asset classes.

PART I: WHAT HAPPENED LAST YEAR?

JOHNSON INVESTMENT COUNSEL

ANNUAL RETURNS BY ASSET CLASS

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Small Cap 38.82%	Real Estate 27.24%	Real Estate 2.14%	Small Cap 21.31%	International Equities 27.19%	Cash 1.83%	Large Cap 31.49%	Small Cap 19.96%	Real Estate 38.99%	Commodities 16.01%
Large Cap 32.39%	Infrastructure 17.16%	Large Cap 1.38%	High Yield 17.13%	Large Cap 21.83%	Fixed Income 0.01%	Infrastructure 29.84%	Large Cap 18.40%	Large Cap 28.71%	Cash 1.52%
Infrastructure 16.75%	Large Cap 13.69%	Balanced Benchmark 0.58%	Infrastructure 13.45%	Infrastructure 16.74%	High Yield -2.08%	Real Estate 28.92%	Balanced Benchmark 13.98%	Commodities 27.11%	Infrastructure -5.81%
Balanced Benchmark 15.96%	Balanced Benchmark 8.80%	Fixed Income 0.55%	Large Cap 11.96%	Balanced Benchmark 14.71%	Balanced Benchmark -3.39%	Small Cap 25.52%	International Equities 10.65%	Infrastructure 20.86%	High Yield -11.19%
International Equities 15.29%	Fixed Income 5.97%	Cash 0.03%	Commodities 11.77%	Small Cap 14.65%	Real Estate -4.03%	International Equities 21.51%	Fixed Income 7.51%	Small Cap 14.82%	Fixed Income -13.01%
High Yield 7.44%	Small Cap 4.89%	Small Cap -4.41%	Balanced Benchmark 7.59%	Real Estate 9.84%	Large Cap -4.38%	Balanced Benchmark 21.22%	High Yield 7.11%	Balanced Benchmark 13.83%	Balanced Benchmark -15.28%
Real Estate 1.77%	High Yield 2.45%	High Yield -4.47%	Real Estate 7.56%	High Yield 7.50%	Infrastructure -7.04%	High Yield 14.32%	Cash 0.54%	International Equities 7.82%	International Equities -16.00%
Cash 0.05%	Cash 0.03%	International Equities -5.66%	International Equities 4.50%	Fixed Income 3.54%	Small Cap -11.01%	Fixed Income 8.72%	Commodities -3.12%	High Yield 5.28%	Large Cap -18.13%
Fixed Income -2.02%	International Equities -3.87%	Infrastructure -16.67%	Fixed Income 2.65%	Commodities 1.70%	Commodities -11.25%	Commodities 7.69%	Real Estate -5.29%	Cash 0.04%	Small Cap -20.46%
Commodities -9.52%	Commodities -17.01%	Commodities -24.66%	Cash 0.26%	Cash 0.81%	International Equities -14.20%	Cash 2.21%	Infrastructure -6.17%	Fixed Income -1.54%	Real Estate -25.23%

SOURCE: BLOOMBERG DATA THROUGH 12/31/2022

BALANCED BENCHMARK = 50% S&P 500, 10% MSCI ACWI EX US, 40% BLOOMBERG US AGGREGATE; SMALL CAP = RUSSELL 2000; LARGE CAP = S&P 500; INTERNATIONAL EQUITIES = MSCI ACWI EX US; HIGH YIELD = BLOOMBERG US HIGH YIELD; REAL ESTATE = DOW JONES US REAL ESTATE; CASH = BLOOMBERG 1-3 MO. T-BILL; FIXED INCOME = BLOOMBERG US AGGREGATE; COMMODITIES = BLOOMBERG COMMODITIES INDEX; INFRASTRUCTURE = DOW JONES BROOKFIELD GLOBAL INFRASTRUCTURE.

JOHNSON
INVESTMENT COUNSEL

ELEVATED INFLATION CONTINUED IN 2022

Inflation was a critical driver of financial markets in 2022. Headline inflation peaked at 9% in June, the highest level since 1982.



U.S. Consumer Price Index (CPI)
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Headline CPI (YoY)
Core CPI (YoY)

SOURCE: BLOOMBERG DATA AS OF 12/31/2022

INTEREST RATES MOVED MEANINGFULLY HIGHER


US Treasury Yields
5%
4%
3%
2%
1%
0%
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22
2-Yr.
10-Yr.

To combat inflation, the Federal Reserve increased the Fed Funds rate by over 4%, a historically aggressive pace. As a result, interest rates were up across the yield curve.


UST Yield Curve
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
0
5
10
15
20
25
30
Years
12/31/2021
6/30/2022
12/31/2022

SOURCE: BLOOMBERG DATA AS OF 12/31/2022

JOHNSON INVESTMENT COUNSEL

RISING RATES LED TO A CHALLENGING YEAR FOR BONDS



Bloomberg US Aggregate Index
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-2.9%
-0.8%
-2.0%
-1.5%
-13.0%
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

As interest rates rise bond prices fall, leading to negative total returns. Prior to 2022, the worst total return year for the U.S. bond market was -2.92% in 1994. The bond market fell -13.0%, making it the worst year on record.

SOURCE: BLOOMBERG DATA AS OF 12/31/2022

WORST YEAR FOR U.S. TREASURIES LOOKING BACK TO 1926


2022
<-10.0%
2013
2009
[-5.0%,-10.0%]
1955
1947
1959
1951
1969
1956
1958
1967
1931
2021
1999
1994
[0.0%,-5.0%]
2001
1974
1935
1930
1972
1938
2004
1929
1936
1939
1983
1954
2005
1966
1940
1949
1964
2017
1953
2012
1968
2006
1979
1948
1973
1942
1943
1944
1978
2003
2016
1963
1961
1952
1980
1965
1996
1977
1928
1937
1933
1987
1941
2015
1950
2018
1946
[0.0%,5.0%]
1998
2020
1971
2007
2019
1934
1975
1990
1988
2010
1992
1957
1981
1927
1926
1962
1945
[5.0%,10.0%]
1991
2011
2000
1989
1984
2002
1976
1970
1993
2014
1960
1932
1997
[10.0%,15.0%]
1982
1985
1995
1986
2008
>15.0%

NOTE: ANNUAL TOTAL RETURNS REPRESENTED BY A PORTFOLIO OF 20-YR., 5-YR., AND 30-DAY SECURITIES.
SOURCE: MORNINGSTAR DIRECT SBBI®, DATA AS OF 9/30/2022

JOHNSON INVESTMENT COUNSEL

HIGHER RATES PRESSURED STOCK MARKET PRICE MULTIPLES


S&P 500 Next Twelve Month Price-to-Earnings Ratio
25
20
15
10
Interest rates' impact was not limited to bonds. Rates are also a key input in determining stock prices. The decline in the stock market in 2022 was driven by valuation compression caused by higher interest rates. S&P 500 earnings growth was positive for the year.
20.8
18.4
Current: 17.6
16.0
2022 in Red
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17
May-17
Sep-17
Jan-18
May-18
Sep-18
Jan-19
May-19
Sep-19
Jan-20
May-20
Sep-20
Jan-21
May-21
Sep-21
Jan-22
May-22
Sep-22
P/E (NTM)
5-Yr Avg
+1 Stdev
-1 Stdev

SOURCE: FACTSET, DATA AS OF 12/31/2022

MARKET CONCENTRATION STILL A CONCERN DESPITE TOUGH 2022

Historical Weight of Top 5 in S&P 500


Percent of S&P 500 Weight
0
5
10
15
20
25
1990
1995
2000
2005
2010
2015
2020

When interest rates were at lows, market participants were willing to pay record valuations for companies with the above-average growth prospects. Higher interest rates impacted these names the most as investors were forced to reconcile their high expectations with increasing long-term funding costs.

S&P 500 Top 5 Constituents (As of 12/31/2021)

	S&P 500	Apple	Microsoft	Alphabet	Amazon	Tesla
Weight (%)		6.9	6.3	4.2	3.6	2.1
LTM EV/EBITDA	17.7	26.1	23.0	19.8	41.4	175.6
Div. Yield (%)	1.2	0.6	0.8	0.0	0.0	0.0
2022 Return (%)	-18.1	-26.4	-28.0	-39.1*	-49.6	-65.0

Relative Valuation


LTM EV/EBITDA
0
5
10
15
20
25
30
35
40
45
1990
1995
2000
2005
2010
2015
2020
S&P 500
Top 5 Weighted Average

Relative Dividend Yield


Dividend Yield (%)
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
1990
1995
2000
2005
2010
2015
2020
S&P 500
Top 5 Weighted Average

NOTE: HISTORICAL WEIGHT OF TOP 5 SECURITIES IN S&P 500 CHART WAS CALCULATED ON QUARTERLY BASIS. GOOG AND GOOGL WERE COMBINED AND VIEWED AS ONE SECURITY IN THE ANALYSIS, AND GOOGL WAS USED WHEN CALCULATING VALUATION AND DIVIDEND YIELD METRICS. VALUATION AND DIVIDEND YIELD CHARTS WERE CALCULATED ON ANNUAL BASIS. BAC AND C STOCKS WERE EXCLUDED FROM RELATIVE VALUATION CHART WHEN THEY WERE IN TOP 5 GIVEN THAT THEY DID NOT REPORT EBITDA DATA.

SOURCE: JOHNSON ASSET MANAGEMENT, FACTSET, DATA AS OF 12/31/2022 UNLESS OTHERWISE NOTED

UNIQUELY CHALLENGING YEAR FOR BOTH STOCKS AND BONDS


Rolling 12-Mo. Stock & Bond Returns since 1990
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Bond Returns
-60%
-40%
-20%
0%
20%
40%
60%
80%
Stock Returns
12- Mo. Periods Ending:
1. April 2022
2. May 2022
3. June 2022
4. July 2022
5. August 2022
6. September 2022
7. October 2022
8. November 2022
9. December 2022

It is very unusual to see stocks and bonds down meaningfully at the same time. In fact, 2022 was the first year on record in which stocks and bonds were both down more than 10% in the same year.

NOTE: BOND RETURNS OF BLOOMBERG US AGGREGATE INDEX, STOCK RETURNS OF S&P 500 INDEX
SOURCE: BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON
INVESTMENT COUNSEL

PART II: WHERE ARE WE NOW?

INFLATION AND INTEREST RATES REMAIN HIGH

CPI Year-over-Year (%)


Inflation remains elevated but there are signs it is starting to slow. Year-over-year headline CPI peaked in June at 9% and has been moving lower since. Meanwhile, bond yields remain near highs.
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.6
2.3
1.4
7.0
6.5
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22

10-Yr. Treasury Yield (%)


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.6
1.9
0.9
1.5
3.6
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22
2019
2020
2021
2022

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON
INVESTMENT COUNSEL

INDICATORS THAT INFLATION MAY BE COOLING

Shipping Costs


14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
10
9
8
7
6
5
4
3
2
1
-
1/1/2018
4/1/2018
7/1/2018
10/1/2018
1/1/2019
4/1/2019
7/1/2019
10/1/2019
1/1/2020
4/1/2020
7/1/2020
10/1/2020
1/1/2021
4/1/2021
7/1/2021
10/1/2021
1/1/2022
4/1/2022
7/1/2022

Lumber


1,600
1,400
1,200
1,000
800
600
400
200
-
10
9
8
7
6
5
4
3
2
1
-
1/1/2018
4/1/2018
7/1/2018
10/1/2018
1/1/2019
4/1/2019
7/1/2019
10/1/2019
1/1/2020
4/1/2020
7/1/2020
10/1/2020
1/1/2021
4/1/2021
7/1/2021
10/1/2021
1/1/2022
4/1/2022
7/1/2022

ISM Supplier Delivery Time


80
75
70
65
60
55
50
10
9
8
7
6
5
4
3
2
1
-
Jan-18
May-18
Sep-18
Jan-19
May-19
Sep-19
Jan-20
May-20
Sep-20
Jan-21
May-21
Sep-21
Jan-22
May-22
Sep-22

M2 Money Supply Y/Y%


30
25
20
15
10
5
0
10
9
8
7
6
5
4
3
2
1
-
January-18
April-18
July-18
October-18
January-19
April-19
July-19
October-19
January-20
April-20
July-20
October-20
January-21
April-21
July-21
October-21
January-22
April-22
July-22

ISM Prices Paid


100
90
80
70
60
50
40
30
10
9
8
7
6
5
4
3
2
1
-
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22

Manheim Used Cars Y/Y%


60
50
40
30
20
10
0
-10
-20
10
9
8
7
6
5
4
3
2
1
-
Jan-18
May-18
Sep-18
Jan-19
May-19
Sep-19
Jan-20
May-20
Sep-20
Jan-21
May-21
Sep-21
Jan-22
May-22
Sep-22

U.S. CPI YoY (Right)

SOURCE: BLOOMBERG DATA AS OF 12/31/2022

JOHNSON INVESTMENT COUNSEL

THE PATH TO THE FED'S TARGET WILL TAKE TIME


Core CPI MoM + Trend
Because prices were moving higher last year, it will take time for year-over-year measures of inflation to cool.
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1.0%
0.9%
0.8%
0.7%
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21 Oct-21 Nov-21 Dec-21 Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 Oct-22 Nov-22 Dec-22 Jan-23 Feb-23 Mar-23 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23
Core CPI MoM (R)
Projected 0.3% MoM
Core CPI YoY (L)
Projected 0.2% MoM
Projected 0.1% MOM
Fed YoY Target

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON
INVESTMENT COUNSEL

THE FED AND THE MARKET DISAGREE ON THE RATE PATH FOR 2023


December Fed “Dot Plot vs. Year-End Rate Futures
5.20%
5.10%
5.00%
4.90%
4.80%
4.70%
4.60%
4.50%
4.40%
4.30%
4.20%
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Market
Fed Dots
The Federal Reserve may be nearing the end of the tightening cycle. Fed guidance suggest a policy rate of 5.00-5.25% by the end of 2023. The market expects rate hikes early in the year but suspects the Fed may have to start cutting rates as soon as 2023. The actual path forward will depend largely on the health of the economy.

SOURCE: BLOOMBERG DATA AS OF 12/31/2022

SIGNS THE ECONOMY IS SLOWING IN RESPONSE TO FED POLICY


Leading Indicators and Recessions
20
15
10
5
0
-5
-10
-15
-20
-25
Jan-76
Apr-77
Jul-78
Oct-79
Jan-81
Apr-82
Jul-83
Oct-84
Jan-86
Apr-87
Jul-88
Oct-89
Jan-91
Apr-92
Jul-93
Oct-94
Jan-96
Apr-97
Jul-98
Oct-99
Jan-01
Apr-02
Jul-03
Oct-04
Jan-06
Apr-07
Jul-08
Oct-09
Jan-11
Apr-12
Jul-13
Oct-14
Jan-16
Apr-17
Jul-18
Oct-19
Jan-21
Apr-22
Recession
LEI YoY Change

Leading economic indicators have been falling throughout 2022. They are now negative, reaching -4.5% in November. Historically, these levels have been a bad sign for the economy.

Timing of YoY LEI at -4.5 or Lower and NBER Recession	
Mar 2020	Start of Recession
Dec 2007	Start of Recession
Jan 2001	2 Months Prior to Recession Starting
Sep 1990	3 Months After Recession Started
Sep 1981	3 Months After Recession Started
Oct 1979	3 Months Prior to Recession Starting
Jan 1974	3 Months After Recession Started

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON INVESTMENT COUNSEL

HOWEVER CURRENT RECESSION INDICATORS REMAIN MIXED

INDICATOR	RECESSION RULE	RECENT SIGNAL	RECESSION Y/N	2007	2001	1990
MARKET-BASED:						
YIELD CURVE	10YR – FF IS NEGATIVE	-0.46%	YES	YES	YES	NO
IG CORP SPREADS	ABOVE 150	130	NO	YES	YES	NO
HY CORP SPREADS	ABOVE 500	469	NO	YES	YES	NO
STOCK MARKET	DECLINE 11% FROM PEAK	-19.8%	YES	NO	YES	NO
LABOR MARKET:						
JOBLESS CLAIMS (4 WK AVG)	ABOVE 360K	221k	NO	NO	YES	YES
UNEMPLOYMENT RATE	+0.5% FROM BOTTOM	+0.2%	NO	YES	NO	NO
TEMP EMPLOYMENT	BELOW -1% YOY	2.4%	NO	YES	YES	NO
AVG WEEKLY HOURS	-0.5% YOY	-1.1%	YES	NO	YES	YES
BROAD ECONOMY:						
LEADING INDICATORS	-2% YOY	-4.5%	YES	YES	YES	NO
COIN/LAGGING INDEX	96.3 OR BELOW	94.0	YES	NO	NO	NO
ECRI	-10% OR BELOW	-8.6%	NO	NO	NO	NO
MANUFACTURING:						
ISM MANUFACTURING	BELOW 47	48.4	NO	NO	YES	YES
CAPACITY UTILIZATION	4 PTS BELOW PEAK	0.6	NO	NO	YES	NO
NONDEFENSE CAP GOODS EX. AIRCRAFT	3-MTH AR -10% OR BELOW	1.3%	NO	NO	YES	NO
CONSUMER:						
HOUSING STARTS	-35% YOY	-16.4%	NO	YES	NO	NO
RETAIL SALES EX. GAS	3-MTH RATE BELOW 0%	5.8%	NO	YES	YES	NO
CONSUMER SENTIMENT	15 PTS BELOW PEAK	-41.3	YES	YES	NO	NO

SOURCE: BLOOMBERG, ECRI, DATA AS OF 12/31/2022

RECESSION PROBABILITY CONTINUES TO INCREASE


Johnson Asset Management Recession Probability Model
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Tight labor market conditions, restrictive monetary policy and lower leading indicators mean economic risks are high over a 12 to 18-month horizon.
62.28%
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Recession
Recession Probability
40% Odds

SOURCE: BLOOMBERG, JOHNSON ASSET MANAGEMENT, DATA AS OF 12/31/2022 (SOME MODEL INPUTS AS OF 11/30/2022).

SLOWER ECONOMIC ACTIVITY WOULD PRESSURE CORPORATE PROFITS


S&P 500 Sales – Actual vs. Forecasted by Nominal GDP & CPI
Nominal GDP growth and inflation have positive correlations with corporate sales growth. Slowing economic activity and disinflation would make it hard for companies to replicate recent sales growth.
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Mar-22
Sep-22
S&P 500 Sales - Actual
S&P 500 Sales - Forecasted by Nominal GDP
S&P 500 Sales - Forecasted by Headline CPI

NOTE: FORECASTS RESULT FROM REGRESSION ANALYSIS OF NOMINAL GDP, HEADLINE CPI TO S&P 500, QUARTERLY, LOOKING BACK TO 2001
SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 9/30/2022

SLOWING ECONOMIC ACTIVITY WEIGHS ON COMPANY EARNINGS

S&P 500 Earnings Per Share & Recessions Since 1968


250
200
150
100
50
0
Dec-68
Jun-70
Dec-71
Jun-73
Dec-74
Jun-76
Dec-77
Jun-79
Dec-80
Jun-82
Dec-83
Jun-85
Dec-86
Jun-88
Dec-89
Jun-91
Dec-92
Jun-94
Dec-95
Jun-97
Dec-98
Jun-00
Dec-01
Jun-03
Dec-04
Jun-06
Dec-07
Jun-09
Dec-10
Jun-12
Dec-13
Jun-15
Dec-16
Jun-18
Dec-19
Jun-21
Dec-22
S&P 500 LTM EPS
Recessions

Unsurprisingly, it is normal for S&P 500 earnings to decline during recessions. If a meaningful economic slowdown occurs in 2023, investors should expect to see corporate earnings estimates revised lower.

Earnings Decline During Recession	
2020	-17.10%
2008	-50.07%
2001	-30.49%
1990	-23.75%
1981	-23.37%
1980	-7.89%
1974	-18.90%
1970	-16.99%
Average	-23.57%
Median	-21.14%

NOTE: EARNINGS DECLINE DEFINED AS MAX TO MIN S&P 500 LTM EPS +/- 6-MONTHS OF RECESSIONS.
SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON INVESTMENT COUNSEL

COMPANIES & ANALYSTS ARE NOT YET FORECASTING A SLOWDOWN



S&P 500 Earnings Per Share
Consensus S&P 500 earnings estimates do not reflect a meaningful economic slowdown. Current consensus analyst estimates for 2024 earnings are $253, which represents meaningful growth from current levels. A median recessionary earnings contraction in 2023 and subsequent recovery would result in a 2024 earnings of $183.
250
200
150
100
50
0
$106.87
$117.85
$111.37
$108.52
$118.82
$145.02
$150.02
$121.75
$188.55
$205.06
$230.61
$253.43
$161.72
$183.44
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023e
2024e
SPX EPS
2023 EPS w/ Median Recession Drawdown
2024 EPS w/ Median Growth Following Recession

NOTE: RECESSION DRAWDOWN CALCULATED AS MAX TO MIN S&P 500 LTM EPS +/- 6 MONTHS OF RECESSIONS; GROWTH FOLLOWING RECESSION USES EPS GROWTH 12-MONTHS FOLLOWING RECESSION LOW

SOURCE: JOHNSON ASSET MANAGEMENT, FACTSET, DATA AS OF 12/31/2022

MARKETS NORMALLY BOTTOM BEFORE THE ECONOMY

ISM Purchasing Managers Index (PMI)


75
70
65
60
55
50
45
40
35
30
25
Dec-68
Dec-70
Dec-72
Dec-74
Dec-76
Dec-78
Dec-80
Dec-82
Dec-84
Dec-86
Dec-88
Dec-90
Dec-92
Dec-94
Dec-96
Dec-98
Dec-00
Dec-02
Dec-04
Dec-06
Dec-08
Dec-10
Dec-12
Dec-14
Dec-16
Dec-18
Dec-20
Dec-22
Recession
PMI=50
NAPMPMI

1) The Purchasing Managers Index (PMI) is an important indicator of economic conditions. Levels below 50 are considered contractionary and can be difficult for the stock market.

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 11/30/2022

2) However, the market looks forward and stocks typically rebound ahead of the economy.


Months Between ISM PMI and S&P 500 Recession Trough
Median = 1 Mo.
S&P 500 Trough Before (After) PMI Trough - Months
5
1
2
(2)
3
(12)
(3)
1
11/1970
1/1975
5/1980
5/1982
1/1991
10/2001
12/2008
4/2020
ISM PMI Trough

3) The 12-months after a PMI bottom are historically very good times to be fully invested.

PMI Bottom	S&P 500 Return 12-Mo. Forward
11/1970	7.79%
1/1975	31.02%
5/1980	19.19%
5/1982	45.15%
1/1991	18.86%
10/2001	-16.42%
12/2008	23.45%
4/2020	43.56%
Average	21.58%

VALUATION CORRECTIONS BODE WELL FOR LONG-TERM INVESTORS


1-Year Annualized S&P 500 Returns vs.
Starting P/E Levels
Price multiples do not indicate
much about near-term returns...
R² = 0.0413
Annual Return
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
0
5
10
15
20
25
30
Starting P/E Level


10-Year Annualized S&P 500 Returns vs.
Starting P/E Levels
S&P 500 PE Level
12/31/22: 17.6
S&P 500 PE Level
12/31/21: 22.7
...but long-term investors
can be more comfortable
with stock prices at current
valuations.
R² = 0.6167
Annual Return
20%
15%
10%
5%
0%
-5%
-10%
0
5
10
15
20
25
30
Starting P/E Level

NOTE: 1-, 10-YEAR ANNUALIZED RETURNS CALCULATED USING DAILY INDEX VALUES AND STARTING P/E LEVELS
SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG DATA FROM 9/30/1990 – 9/30/2022

BOND RETURNS FOLLOW STARTING YIELD LEVELS


Starting Yield & Total Returns - Bloomberg US Aggregate Index
Historically, starting yield is the best predictor of long-term bond returns. Current bond yields are at 10-year highs.
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
1/31/1995
1/30/1998
1/31/2001
1/30/2004
1/31/2007
1/29/2010
1/31/2013
1/29/2016
1/31/2019
1/31/2022
1/29/2025
Rolling 5-Yr. Returns
Starting Yield
Rolling 12-Mo. Returns

SOURCE: BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON
INVESTMENT COUNSEL

COMPARISON OF CALENDAR YEAR BOND RETURNS

Bloomberg US Aggregate Index – Calendar Year Returns Since 1989



120
115
110
105
100
95
90
85
80
1995
1994
2022

Persistent negative returns for bonds are rare and have historically preceded much better return periods. Before 2022, the worst year for calendar year bond returns in decades was 1994. The next year, 1995, was the best.

SOURCE: BLOOMBERG, DATA AS OF 12/31/2022

WITH HIGHER YIELDS BOND RETURN ASYMMETRY INCREASES

Bond Benchmark Scenarios – Interest Rates & Total Returns

As rates rise, bond portfolios become more resilient to further rate increases because additional yield helps offset the negative price return. If rates continue to rise, the total return impact at current yield levels will be much less negative than what was experience in 2022. On the other hand, if rates fall, bonds will provide meaningful total returns.


25%
20%
15%
10%
5%
0%
-5%
-10%
2.43%
6.08%
0.84%
7.89%
1.05%
8.72%
-3.87%
12.85%
-1.27%
11.01%
-7.96%
19.33%
ICE BofA 1-3Y Gov/Cred
Bloomberg Intermediate Gov/Cred
Bloomberg US Aggregate
+100 Bps
-100 Bps
+200 Bps
-200 Bps

NOTE: ASSUMES PARALLEL SHIFT IN YIELD CURVE HOLDING ALL ELSE CONSTANT
SOURCE: BLOOMBERG, BONDEDGE DATA AS OF 12/31/2022

INCOME IS THE PRIMARY DRIVER OF LONG-TERM BOND RETURNS


Annualized Total Returns
Rates as of 12/31/2021
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
Annualized Return
1.17%
-3.84%
-8.49%
1.32%
-2.98%
-6.91%
1.42%
-0.88%
-2.91%
1.47%
1.93%
2.47%
1-Yr.
3-Yr.
5-Yr.
10-Yr.
Rates Unchanged
Rates +100 Bps
Rates + 200 Bps


Annualized Total Returns
Rates as of 12/31/2022
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
4.09%
-0.48%
-4.73%
4.00%
0.11%
-3.44%
3.94%
1.97%
0.25%
3.91%
4.56%
5.28%
1-Yr.
3-Yr.
5-Yr.
10-Yr.
Rates Unchanged
Rates +100 Bps
Rates + 200Bps

Investors should be careful wishing for large declines in interest rates. Higher rates ultimately benefit long-term bond returns, even when adjusting for near-term price declines.

NOTE: HYPOTHETICAL PORTFOLIO OF LADDERED US TREASURY SECURITIES OF 1-YR, THROUGH 10-YR. BONDS MODELED WITH COUPON REINVESTMENT AT ON THE RUN YIELD
SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/31/2022

STRATEGIC ASSET ALLOCATION MARKET BAROMETER


Unattractive
Neutral
Attractive
EQUITIES
U.S. Large Cap
U.S. Mid Cap
U.S. Small/Microcap
International
FIXED INCOME
Government
Investment Grade
High Yield
REAL ASSETS
Infrastructure
REITs
Gold
CASH

Note: We cannot promise future results. Our opinions reflect our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward looking statements as a result of new information, future events or otherwise.

EXECUTIVE SUMMARY: NEAR-TERM UNCERTAINTY, BRIGHTEST LONG-TERM OUTLOOK IN YEARS

- Inflation and the Fed's response to it were the key drivers of 2022 returns across asset classes .
- There are signs inflation is moderating. Unfortunately, there are also signs the economy is slowing.
- Slowing economic activity could make it hard for companies to meet current earnings estimates. Earnings disappointments can lead to market volatility.
- As is often the case, the market is pricing in some level of disappointment in advance of actual earnings revisions. Similarly, markets tend to recover before the economy and normally provide outside returns early in recoveries.
- Valuations for stocks and bonds are more compelling than they have been in years. Lower earnings multiples and higher interest rates are very positive for the long-term outlook.
- As always, risk management is critical to long-term success. While caution is prudent to protect near-term spending needs, investors with long-term time horizons would do well to view short-term volatility opportunistically.

JOHNSON INVESTMENT COUNSEL

STRATEGIC ASSET ALLOCATION SCALE

	Conservative Higher Returns for Bond Risk		Moderate-Conservative		Moderate Higher Returns for 60/40 Balanced Risk		Moderate- Aggressive		Aggressive Stock Returns at Lower Risk	
ASSET CLASS	GOAL %	STRATEGIC RANGE %	GOAL %	STRATEGIC RANGE %	GOAL %	STRATEGIC RANGE %	GOAL %	STRATEGIC RANGE %	GOAL %	STRATEGIC RANGE %
Equities	19.1%	0-30%	38.2%	20-50%	57.3%	40-70%	71.6%	55-85%	86.0%	70-100%
U.S. Equities - Large Cap	13.4%		26.7%		40.1%		50.09 %		60.10%	
U.S. Equities - Mid Cap	1.1%		2.2%		3.4%		4.20%		5.04%	
U.S. Equities - Small Cap	1.3%		2.6%		3.8%		4.80%		5.76%	
International Equities	3.3%		6.7%		10.0%		12.54%		15.05%	
Fixed Income	80.0%	40-90%	60.0%	30-70%	40.0%	20-50%	25.00 %	10-30%	10.00 %	0-10%
Investment Grade	80.0%		60.0%		40.0%		25.00 %		10.00 %	
TIPs	0.0%		0.0%		0.0%		0.00%		0.00%	
Alternatives	0.0%	0-30%	0.0%	0-25%	0.0%	0-20%	0.0%	0-20%	0.0%	0-20%
High Yield Bonds	0.0%		0.0%		0.0%		0.0%		0.0%	
Absolute Return	0.0%		0.0%		0.0%		0.0%		0.0%	
Real Assets	0.9%	0-30%	1.8%	0-25%	2.7%	0-20%	3.4%	0-20%	4.1%	0-20%
Commodities	0.0%		0.0%		0.0%		0.0%		0.0%	
MLPs	0.0%		0.0%		0.0%		0.0%		0.0%	
Infrastructure	0.6%		1.2%		1.8%		2.3%		2.7%	
Gold/Precious Metals	0.0%		0.0%		0.0%		0.00%		0.0%	
Real Estate	0.3%		0.6%		0.9%		1.13%		1.35%	
Cash	0.0%	0-10%	0.0%	0-10%	0.0%	0-10%	0.00%	0-10%	0.00%	0-10%

**Goal percentages may not total 100% due to rounding.*

PART III: APPENDIX

A TIMELINE FOR THE U.S. CONSUMER PRICE INDEX

Energy and food spikes after Russia invades Ukraine

2.

		2020	2021												2022										
	Weight	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov
Headline CPI (y/y)	*100.0%*	1.3%	1.4%	1.7%	2.7%	4.2%	4.9%	5.3%	5.3%	5.2%	5.4%	6.2%	6.8%	7.1%	7.5%	7.9%	8.6%	8.2%	8.5%	9.0%	8.5%	8.2%	8.2%	7.8%	7.1%
Core CPI (y/y)	*78.2%*	1.6%	1.4%	1.3%	1.7%	3.0%	3.8%	4.4%	4.2%	4.0%	4.0%	4.6%	5.0%	5.5%	6.0%	6.4%	6.4%	6.1%	6.0%	5.9%	5.9%	6.3%	6.7%	6.3%	6.0%
Headline CPI (m/m)	*100.0%*	0.3%	0.2%	0.4%	0.6%	0.6%	0.7%	0.9%	0.5%	0.3%	0.4%	0.9%	0.7%	0.6%	0.6%	0.8%	1.2%	0.3%	1.0%	1.3%	0.0%	0.1%	0.4%	0.4%	0.1%
Core CPI (m/m)	*78.2%*	0.1%	0.0%	0.2%	0.3%	0.9%	0.7%	0.8%	0.3%	0.2%	0.3%	0.6%	0.5%	0.6%	0.6%	0.5%	0.3%	0.6%	0.6%	0.7%	0.3%	0.6%	0.6%	0.3%	0.2%
Energy	*8.1%*	3.7%	2.8%	4.6%	5.6%	-1.2%	0.7%	2.1%	1.6%	1.9%	1.2%	3.7%	2.4%	0.9%	0.9%	3.5%	11.0%	-2.7%	3.9%	7.5%	-4.6%	-5.0%	-2.1%	1.8%	-1.6%
Gasoline	*4.1%*	7.0%	5.8%	8.2%	10.3%	-3.3%	0.6%	3.3%	2.5%	2.5%	1.1%	4.6%	4.5%	1.3%	-0.8%	6.6%	18.3%	-6.1%	4.1%	11.2%	-7.7%	-10.6%	-4.9%	4.0%	-2.0%
Electricity	*2.6%*	0.6%	0.0%	0.5%	0.2%	0.7%	0.5%	0.2%	0.2%	1.0%	0.6%	1.4%	0.2%	0.5%	4.2%	-1.1%	2.2%	0.7%	1.3%	1.7%	1.6%	1.5%	0.4%	0.1%	-0.2%
Utility Gas	*1.0%*	0.5%	-0.4%	1.7%	2.4%	2.2%	1.8%	1.8%	2.2%	1.6%	2.9%	5.9%	0.3%	-0.3%	-0.5%	1.5%	0.6%	3.1%	8.0%	8.2%	-3.6%	3.5%	2.9%	-4.6%	-3.5%
Food	*13.7%*	0.3%	0.2%	0.1%	0.2%	0.4%	0.5%	0.7%	0.7%	0.4%	0.9%	0.9%	0.8%	0.5%	0.9%	1.0%	1.0%	0.9%	1.2%	1.0%	1.1%	0.8%	0.8%	0.6%	0.5%
Food at Home	*8.5%*	0.3%	0.1%	0.2%	0.2%	0.4%	0.4%	0.7%	0.6%	0.4%	1.2%	0.9%	0.9%	0.4%	1.0%	1.4%	1.5%	1.0%	1.4%	1.0%	1.3%	0.7%	0.7%	0.4%	0.5%
Food away from Home	*5.2%*	0.4%	0.3%	0.1%	0.1%	0.3%	0.6%	0.7%	0.8%	0.4%	0.5%	0.8%	0.6%	0.6%	0.7%	0.4%	0.3%	0.6%	0.7%	0.9%	0.7%	0.9%	0.9%	0.9%	0.5%
Core Goods	*21.0%*	0.0%	0.1%	-0.1%	0.2%	2.0%	1.8%	2.1%	0.4%	0.4%	0.3%	1.1%	0.9%	1.2%	1.0%	0.4%	-0.4%	0.2%	0.7%	0.8%	0.2%	0.5%	0.0%	-0.4%	-0.5%
Apparel	*2.5%*	0.5%	1.4%	-0.5%	0.4%	0.6%	1.1%	0.5%	0.1%	0.3%	-0.7%	0.6%	0.7%	1.1%	1.1%	0.7%	0.6%	-0.8%	0.7%	0.8%	-0.1%	0.2%	-0.3%	-0.7%	0.2%
New Vehicles	*4.1%*	0.6%	-0.4%	0.1%	0.0%	0.5%	1.5%	1.7%	1.5%	1.2%	1.3%	1.3%	1.2%	1.2%	0.0%	0.3%	0.2%	1.1%	1.0%	0.7%	0.6%	0.8%	0.7%	0.4%	0.0%
Used Cars	*3.7%*	-1.1%	-0.9%	-0.7%	0.3%	9.8%	7.7%	10.1%	0.0%	-1.2%	-0.5%	2.5%	2.4%	3.3%	1.5%	-0.2%	-3.8%	-0.4%	1.8%	1.6%	-0.4%	-0.1%	-1.1%	-2.4%	-2.9%
Medical Care Commd.	*1.5%*	-0.2%	-0.1%	-0.7%	0.1%	0.6%	0.0%	-0.4%	0.2%	-0.2%	0.3%	0.6%	0.1%	0.0%	0.9%	0.3%	0.2%	0.1%	0.3%	0.4%	0.6%	0.2%	-0.1%	0.0%	0.2%
Core Services	*57.2%*	0.1%	0.1%	0.2%	0.3%	0.5%	0.4%	0.4%	0.3%	0.1%	0.2%	0.4%	0.4%	0.3%	0.4%	0.5%	0.6%	0.7%	0.6%	0.7%	0.4%	0.6%	0.8%	0.5%	0.4%
Shelter	*32.7%*	0.1%	0.1%	0.2%	0.3%	0.4%	0.3%	0.4%	0.4%	0.2%	0.4%	0.5%	0.5%	0.4%	0.3%	0.5%	0.5%	0.5%	0.6%	0.6%	0.5%	0.7%	0.7%	0.8%	0.6%
Rent of Primary Res.	*7.4%*	0.1%	0.1%	0.2%	0.2%	0.2%	0.3%	0.2%	0.2%	0.3%	0.4%	0.4%	0.4%	0.4%	0.5%	0.6%	0.4%	0.6%	0.6%	0.8%	0.7%	0.7%	0.8%	0.7%	0.8%
OER	*24.0%*	0.2%	0.1%	0.2%	0.2%	0.2%	0.3%	0.3%	0.3%	0.3%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.5%	0.6%	0.7%	0.6%	0.7%	0.8%	0.6%	0.7%
Transportation Services	*6.0%*	-0.1%	0.5%	0.4%	0.1%	0.0%	-0.1%	0.0%	0.2%	0.2%	0.2%	0.4%	0.3%	0.3%	0.6%	0.1%	0.6%	0.5%	0.4%	0.7%	0.4%	0.8%	1.0%	-0.6%	-0.7%

1.

Initial supply chain-induced goods inflation

3.

Price increases impacting services sectors

SOURCE: JOHNSON ASSET MANAGEMENT, BLS, DATA AS OF 11/30/2022

DIFFICULT TO PREDICT POLICY TURNING POINTS


Fed "Dots" vs. Actual Fed Funds
5%
4%
3%
2%
1%
0%
?
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Actual Fed Funds
FED "DOT" T-1 Year Ago

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON INVESTMENT COUNSEL

HOUSING ACTIVITY SLOWING WITH HIGHER INTEREST RATES

New Home Sales (000's Annualized)



1200
1000
800
600
400
200
0
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22

Median Mortgage Payment



$2,500
$2,000
$1,500
$1,000
$500
$0
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON INVESTMENT COUNSEL

GROWTH VALUATIONS REMAIN EXTENDED RELATIVE TO VALUE



Forward P/E Ratio
40
35
30
25
20
15
10
5
0
18
16
14
12
10
8
6
4
2
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Growth vs Value (Right)
Russell 1000 Growth (Left)
Russell 1000 Value (Left)

SOURCE: BLOOMBERG, DATA AS OF 12/31/2022

JOHNSON INVESTMENT COUNSEL

SMALLER COMPANIES REMAIN RELATIVELY ATTRACTIVE



3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
-4.0
P/S Relative to Russell 1000 (Std. Deviations)
Expensive vs. Large Stocks
Cheap vs. Large Stocks
1997
2000
2003
2006
2009
2012
2015
2018
2021
Small Cap (Russell 2000)
Mid Cap (Russell MidCap)

SOURCE: BLOOMBERG, DATA AS FROM 1995 TO 12/31/2022

JOHNSON INVESTMENT COUNSEL

INTERNATIONAL DIVERSIFICATION APPROPRIATE



S&P 500 / MSCI EAFE Price to Sales Z-Score
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
-4.0
Z-Score
International Cheap
International Expensive
1995
1998
2001
2004
2007
2010
2013
2016
2019
2022



US Fed Trade Weighted Real AFE Index
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
-4.0
Currency Z-Score
Dollar Expensive
Dollar Cheap
1976
1981
1986
1991
1996
2001
2006
2011
2016
2021

NOTE: TRADE WEIGHTED DOLLAR IS US FED TRADE WEIGHTED REAL AFE INDEX
SOURCE: BLOOMBERG, FACTSET, JOHNSON ASSET MANAGEMENT, DATA AS OF 12/31/2022

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